February 15, 2017

Via Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Stadion Investment Trust (the “Registrant”)
Registration Statement on Form N-14 File No. 333-215304

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Act”), the Registrant and ALPS Distributors, Inc. (the “Distributor”), the distributor of shares of beneficial interest of the Registrant, request acceleration of the effective date of Pre-Effective Amendment No. 1 to the Registrant’s registration statement on Form N-14 (the “Amendment”), filed on February 6, 2017, so that the Amendment is declared effective at 4:00 p.m. on Tuesday, February 15, 2017, or as soon as practicable thereafter.

The Trust and the Distributor, in making this request, hereby acknowledge that they are aware of their obligations under Rule 461 and other applicable provisions of the Securities Act.

The Registrant requests to be notified of such effectiveness by a telephone call to Andrew Sachs at Kilpatrick Townsend & Stockton LLP at (336) 607-7385, and that such effectiveness also be confirmed in writing.

Very truly yours,

STADION INVESTMENT TRUST

By:	/s/ Judson P. Doherty
Judson P. Doherty
President

ALPS DISTRIBUTORS, INC.

By:	/s/ Jeremy O. May
Jeremy O. May
President